SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

(Amendment No. 4)*

Yingli Green Energy Holding Company Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

98584B 103(1)

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

CUSIP No. 98584B 103		Schedule 13G

1	Names of Reporting Persons Liansheng Miao

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 52,403,252 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 52,403,252 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 52,403,252 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 33.12%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 98584B 103		Schedule 13G

1	Names of Reporting Persons Yingli Power Holding Company Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 51,600,652 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 51,600,652 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,600,652 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 32.62%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 98584B 103		Schedule 13G

1	Names of Reporting Persons Whitehall Assets Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 51,600,652 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 51,600,652 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,600,652 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 32.62%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 98584B 103		Schedule 13G

1	Names of Reporting Persons DBS Trustee Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 51,600,652 Ordinary Shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 51,600,652 Ordinary Shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 51,600,652 Ordinary Shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 32.62%

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 98584B 103	Schedule 13G

Item 1(a).	Name of Issuer: Yingli Green Energy Holding Company Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 3055 Middle Fuxing Road Baoding 071051 People’s Republic of China

Item 2(a).

Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

(a)   Liansheng Miao;

(b)   Yingli Power Holding Company Limited (“Yingli Power”);

(c)   Whitehall Assets Holdings Limited (“Whitehall”); and

(d)   DBS Trustee Limited (the “Trustee”).

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

For Liansheng Miao:

No. 3055 Middle Fuxing Road

Baoding 071051

People’s Republic of China

For Yingli Power, Whitehall and Trustee:

6 Shenton Way #14-01

DBS Building Tower One

Singapore 068809

Item 2(c).	Citizenship: Mr. Miao is a citizen of the People’s Republic of China. Yingli Power is a British Virgin Islands company. Whitehall is a British Virgin Islands company. Trustee is a Singaporean company.
Item 2(d).	Title of Class of Securities: Ordinary Shares
Item 2(e).	CUSIP Number: 98584B 103

Item 3.	Statement filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

CUSIP No. 98584B 103	Schedule 13G

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2011. The percentage amounts are based on 158,205,283 Ordinary Shares outstanding as of December 31, 2011 (excluding 528,212 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan), as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Liansheng Miao	52,403,252	33.12	52,403,252	0	52,403,252	0
Yingli Power Holding Company Limited	51,600,652	32.62	51,600,652	0	51,600,652	0
Whitehall Assets Holdings Limited	51,600,652	32.62	51,600,652	0	51,600,652	0
DBS Trustee Limited	51,600,652	32.62	51,600,652	0	51,600,652	0

Pursuant to Rule 13d-3 under the Act, Mr. Liansheng Miao is deemed to be the beneficial owner of a total of 802,600 Ordinary Shares of the Issuer that have been vested to him or he has the right to acquire through exercise of the stock options granted to him.

Yingli Power is the record holder of 51,600,652 Ordinary Shares of the Issuer. Yingli Power is 100% beneficially owned by Whitehall, which in turn is wholly owned by the Trustee, as the trustee, on behalf of Mr. Liansheng Miao’s family trust. Mr. Liansheng Miao has voting and investment power with respect to these Ordinary Shares. Mr. Miao, Yingli Power, Whitehall and the Trustee are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The members of this group are set forth as reporting persons on this Schedule 13G.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

CUSIP No. 98418W109	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

Liansheng Miao

/s/ Liansheng Miao
Liansheng Miao

Yingli Power Holding Company Limited

By:	/s/ Charles Tay & Christina Choo
Name: Charles Tay & Christina Choo
Title: Authorized Signatories
For and on behalf of
Kendrick Services Limited
As Corporate Director

Whitehall Assets Holdings Limited

By:	/s/ Charles Tay & Christina Choo
Name: Charles Tay & Christina Choo
Title: Authorized Signatories
For and on behalf of
Kendrick Services Limited
As Corporate Director

DBS Trustee Limited

By:	/s/ Charles Tay & Christina Choo
Name: Charles Tay & Christina Choo
Title: Authorized Signatories
For and on behalf of
DBS Trustee Limited

CUSIP No. 98584B 103	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement